

Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +81 3 6765 8100 F: +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800


SEC MAIL
RECEIVED
PROCESSING
MAY 1 1 2005
WASH. D.C.
202
SECTION

May 9, 2005

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Co[illegible]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05008274

SUPPL

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
   (a) Extraordinary Securities Report dated April 14 2005. [in Japanese] Source of Requirement: Securities and Exchange Law of Japan.

   (b) FINANCIAL & OPERATIONAL REVIEW ON Q1, 2005 RESULTS

2. Press Release in English. Enclosed herewith please find the copy of the following Press releases in English.

   (a) RESULTS OF THE THIRD-PARTY ALLOTMENT

   (b) J:COM SAPPORO LAUNCHES J:COM PHONE FIXED-LINE SERVICES

   (c) J:COM ANNOUNCES FIRST QUARTER 2005 FIGURES

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,



Koji Kobayashi
Vice President
Treasury Department


MAY 11 2005
WASH. D.C.
202
SECTION

(Translation from Japanese disclosure to JASDAQ)

Financial & Operational Review on Q1, 2005 Results (Combined group, US GAAP)

April 26, 2005

Company Name: Jupiter Telecommunications Co.,Ltd. (JASDAQ Code：4817)

（URL http://www.jcom.co.jp/ ）

Chief Executive Officer Tomoyuki Moriizumi

Contacts IR Office Koji Kobayashi TEL：+81-3-6765-8158
E-Mail: KobayashiKo@jupiter.jcom.co.jp

Financial Accounting Hiroto Motomiya TEL：+81-3-6765-8140
E-Mail: MotomiyaH@jupiter.jcom.co.jp

1．Accounting Policy

① Adoption of any simplified accounting method : No
② Accounting policy or method change from last reporting period : No
③ Changes of consolidated companies : Yes
Nos. of consolidated subsidiaries as of March 31, 2005 : 20 (increased by 1 from Dec. 31, 2004)
Nos. of consolidated affiliates (equity method) as of March 31, 2005 : 6 (No change from Dec. 31, 2004)

2．Financial results from January to March in 2005 and profit estimation in 2005

(1) Business progress of consolidated group (Round to the million yen)

	Revenue		Operating Income		Net Income		Net Income per share (basic)	Net Income per share (diluted)
	Million Yen	%	Million Yen	%	Million yen	%	Yen	Yen
Q1, 2005	42,462	10.8	6,678	10.8	3,351	△13.4	636.25	635.90
Q1, 2004	38,316	—	6,028	—	3,872	—	826.53	826.53
[Ref] FY05Estimation	185,000	14.7	27,000	19.5	14,000	29.4	2,303.10	—
FY04 Actual	161,346	—	22,592	—	10,821	—	2,221.47	2,221.47

(Note) 1. % in' Revenue', 'Operating Income' and 'Net Income' above shows the changes from Q1, 2004.

2. Weighted average number of ordinary shares outstanding:
Q1,2004: 4,684,536 Q1, 2005: 5,267,353 (5,270,212 after dilution)
〔Reference〕 FY 2004: 4,871,169 FY2005: 6,078,774

3. For FY2005 estimation of revenue, operating income and net income, there is no change from the last disclosure on February 18, 2005.

4. Weighted average per share diluted for the first quarter 2005 includes outstanding stock options and over-allotment options

(2) Financial position changes in consolidated group (Round to the million yen)

	Total Assets	Shareholders' Equity	Equity capital ratio to total assets	Shareholders' equity per share
	Million yen	Million Yen	%	Yen
March 31, 2005	474,798	224,627	47.3	36,011.48
December 31, 2004	439,291	138,370	31.5	26,888.43

(Note) 1. The Company has disclosed the analysis of changes of financial position with comparison to the last fiscal year end figures.

2. Number of ordinary share outstanding as of; Dec.31, 2004: 5,146,074 March 31, 2005: 6,237,640

【Cash Flow】 (Round to the million yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash & Cash Equivalents
	Million Yen	Million Yen	Million Yen	Million Yen
Q1, 2005	12,575	△10,839	29,081	41,237
Q1, 2004	10,006	△11,341	2,198	8,649

3 . Operational & financial situation for the first quarter, 2005

(1) Qualitative information of business progress

The Company (including our consolidated subsidiaries, the "Company") has made every effort to maximize customer satisfaction through our 3 services (CATV, Internet and Telephony) with our business advantage of face-to-face business relationship with customers as community-based company. In addition to door-to-door sales, the Company has increased the sales from its 'Call Center'.

In this quarter, the Company introduced a new sales method to MDU (Multiple Dwelling Unit). With a lower cost burden by MDU owner, this new sales is projected to increase the contracts with MDU owner. Since tenants can watch digital CATV at a very competitive price, MDU owners have a better chance to attract tenants. On the other hand, the Company also has the opportunity to increase contracts with these tenants of Internet, telephony as well as upgrading to digital multiple-channel.

The Company also started VOD (Video on Demand) service in Tokyo area from January and in Kansai area from April. Initial reaction of customers to VOD service was positive. The Company expects to expand VOD sales.

For telephony service, the Company conducted technical and operational tests in Sapporo city of primary VoIP telephony services whose initial investments and operational cost are lower than the Company's current primary telephony service. Test has completed successfully, then the Company started the service in Sapporo from April 20, 2005. The Company plans to expand this service to other areas.

As a result of the above, revenue in this quarter ended March 31, 2005 increased by ¥4,146 million or 11% to ¥42,462 million compared with three months ended March 31, 2004. And net income before taxes also increased by ¥1,000 million, or 25% to ¥4,959 million compared with three months ended March 31, 2004. However, due to higher tax expenses caused primarily by higher taxable income, net income decreased by ¥521 million, or 13% to ¥3,351 million.

(2) Quantitative information of 2005 full year financial estimation

No change from our last disclosure on the financial estimation on February 18, 2005 since this first quarter results are line with our annual plan.

The projections contained in this report are based on currently available information, and involve known and unknown risks, uncertainties and other important factors that could cause the actual results to differ materially from any future results expressed or implied by such projections. The Company cannot, therefore, guarantee that these projections will be met, and investors should not place undue reliance on any projections. The Company is not obligated to release any revisions or updates of the information contained in this report.

〔**Attachment**〕

1． Consolidated Balance Sheet

(Unit：Million Yen)

Account	As of March 31, 2005	As of December 31, 2004	Changes		(Reference) As of March 31, 2004
	¥	¥	¥	(%)	¥
(Assets)					
Current Assets：					
Cash and cash equivalents	41,237	10,420	30,817	295.7	8,649
Restricted cash	—	—	—	—	690
Account receivable	8,091	8,823	△732	△8.3	9,343
Loan to related party	—	4,030	△4,030	△100.0	—
Prepaid expenses and other current assets	3,051	4,099	△1,048	△25.6	1,650
Total current assets	52,379	27,372	25,007	91.4	20,332
Investments:					
Investments in affiliates	3,801	3,773	28	0.7	2,787
Investments in other securities, at cost	2,902	2,901	1	0.0	2,892
Total investments	6,703	6,674	29	0.4	5,679
Property & Equipment, at cost					
Land	1,796	1,796	—	—	1,822
Distribution system & equipment	353,804	344,208	9,596	2.8	320,157
Support equipment & buildings	12,473	12,613	△140	△1.1	11,327
	368,073	358,617	9,456	2.6	333,306
Less accumulated depreciation	△112,661	△108,614	△4,047	△3.7	△88,644
Total PP&E	255,412	250,003	5,409	2.2	244,662
Other Assets：					
Goodwill, net	143,843	140,659	3,184	2.3	143,991
Other	16,461	14,583	1,878	12.9	12,974
Total other assets	160,304	155,242	5,062	3.3	156,965
Total Assets	474,798	439,291	35,507	8.1	427,638

Account	As of March 31, 2005	As of December 31, 2004	Changes		(Reference) As of March 31, 2004
	¥	¥	¥	(%)	¥
(Liabilities)					
Current liabilities :					
Short-term loans	259	250	9	3.8	—
Long-term debt - current portion	7,368	5,386	1,982	36.8	2,581
Capital lease obligations- current portion					
Related parties	8,320	8,237	83	1.0	7,707
Other	1,282	1,292	△10	△0.8	1,700
Accounts payable	12,907	17,164	△4,257	△24.8	13,881
Accrued expenses and other liabilities	6,650	6,156	494	8.0	4,445
Total current liabilities	36,786	38,485	△1,699	△4.4	30,314
Long-term debt, less current portion					
Related parties	—	—	—	—	154,601
Other	142,530	194,088	△51,558	△26.6	71,736
Capital lease Obligations, less current portion					
Related parties	20,571	19,715	856	4.3	17,039
Other	2,421	2,561	△140	△5.4	3,579
Deferred revenue	43,092	41,699	1,393	3.3	42,406
Severance & retirement allowance	2,809	2,719	90	3.3	2,055
Redeemable preferred Stock of consolidated subsidiary	500	500	—	—	500
Other liabilities	269	180	89	49.6	3,907
Total liabilities	248,978	299,947	△50,969	△17.0	326,137
Minority interest	1,193	974	219	22.5	699
Commitments & contingencies					
Shareholders' equity	110,608	78,133	32,475	41.6	63,133
Ordinary share no par value					
Additional paid-in capital	188,476	137,931	50,545	36.6	122,855
Accumulated deficit	△74,334	△77,686	3,352	△4.3	△84,635
Accumulated other comprehensive loss	△123	△8	△115	△1,399.7	△551
Total shareholders' equity	224,627	138,370	86,257	62.3	100,802
Total	474,798	439,291	35,507	8.1	427,638

(Notes to Profit and Loss statement)

1. ***Reclassification of expenses*** - LMI/Sumisho Super Media, LLC ("SM"), who is our parent company and owned 55.46% ownership interests to Jupiter Telecommunications Co., Ltd ("Jupiter") as of March 31, 2005, became a fully consolidated subsidiary of Liberty Media International, Inc. ("LMI") who is listed in NASDAQ in USA since LMI had a deciding vote of SM in February 2005. In order to keep consistent expense classifications within LMI group, the Company reclassified certain expenses between 'Operating and programming costs' and 'Selling, general and administrative expenses'. This reclassification has been made in both current and previous periods. As a result, the Company reclassified approximately ¥2,984 million (or 8% of revenue) from 'Selling, general and administrative expenses' to 'Operating and programming costs' for the three months ended March 31, 2004. Main items to have been reclassified are payroll-related benefits and billing & call center related expenses.

2. ***Stock compensation expense*** - Stock compensation expense increased by ¥943 million, from ¥17 million for the three months ended March 31, 2004 to ¥960 million for the three months ended March 31, 2005. The Company accounts for stock-based compensation plans to employees using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB No. 25.* ("FIN No. 44") The Company also accounts for its stock-based compensation plans to nonemployees and employees of unconsolidated affiliated companies using the fair market value based method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation,* and Emerging Issues Task Force Issue 00-12, *Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee* ("EITF 00-12") With IPO launch in March, the exercisable price of stock options was set at ¥80,000 per share and the stock price as of March 31, 2005 (fair market value) was 85,500 per share. This is the first time that the market fair value exceeded the exercisable price. In the past, we didn't recognized stock compensation expenses for Jupiter's officers & employee as well as consolidated affiliates' employee since the intrinsic value was zero. This increase was because we recognized stock compensation expenses of intrinsic value (=variance between fair value and exercisable price) for entire period of option vested.

3. ***Income tax expense*** - Income tax expense increased by ¥1,521 million, from ¥87 million for the three months ended March 31, 2004 to ¥1,608 million for the three months ended March 31, 2005. The increase was attributable to higher taxable income of six subsidiaries who became tax payers in 2004 and the utilization of net operating losses that previously had 100% valuation allowance against such net operating loss carry forwards. The valuation allowance was established at time of acquisition for such subsidiaries. As a result, the credit for the reversal of such valuation allowances is a reduction of such subsidiaries goodwill instead of deferred tax benefit, resulting in higher income tax expense.

3. Consolidated Cash Flow Statement

(Unit: Million Yen)

	Three months ended March 31, 2005	Three months ended March 31, 2004	(Reference) Twelve months ended Dec. 31, 2004
	¥	¥	¥
I Cash flows from operating activities			
Net income	3,351	3,872	10,821
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation & amortization	9,970	9,045	40,573
Equity in earnings of affiliates	△86	△37	△610
Minority interest in net income	145	184	459
Stock compensation expense	960	17	84
Deferred income taxes	680	—	46
Provision for retirement allowance	90	31	648
Changes in operating assets & liabilities, excluding effects of business combination			
Dec./(Inc.) in account receivables, net	871	△1,385	△431
Dec./(Inc.) in prepaid expenses & other current assets	73	△48	5
(Inc.)/Dec. in other assets	91	△149	2,444
(Dec.)/Inc. in account payable	△4,002	△3,441	△1,185
Inc. in accrued expenses & other liabilities	507	1,504	39
Inc./(Dec) in deferred revenue	△75	413	△381
Net cash provided by operating activities	12,575	10,006	52,512
II Cash flows from investing activities			
Capital expenditure	△6,578	△7,404	△31,793
Acquisition of new subsidiaries, net of cash acquired	△4,234	△103	△443
Investments in & advances to affiliates	60	45	△360
(Inc.)/Dec. in restricted cash	—	1,083	1,773
Loan to related party	—	—	△4,030
Acquisition of minority interest in cosol. Subs.	△215	△4,948	△4,960
Other investing activities	128	△14	△69
Net cash used in investing activities	△10,839	△11,341	△39,882
III Cash flows from financing activities			
Proceeds from issuance of common stock	82,058	—	30,000
Net inc./(dec.) in short-term loans	9	—	250
Proceeds from long-term debt	1,425	5,302	185,302
Principal payments of long-term debt	△51,418	△654	△210,098
Principal payments under capital lease obligation	△2,993	△2,450	△11,887
Other financing activities	—	—	△3,563
Net cash provided by (used in) financing activities	29,081	2,198	△9,996
IV Net increase in cash & cash equivalents	30,817	863	2,634
V Cash & cash equivalents at beginning	10,420	7,786	7,786
VI Cash & cash equivalents at ending	41,237	8,649	10,420

4. Segment Information

(1) Operating segments

The Company has one reportable segment of "Broadband services". Therefore, operating segment is not applicable.

(2) Regional segments

The Company doesn't have any overseas subsidiaries or branches. Therefore, regional segmentation is not applicable.


MAY 2005
JASDAQ

April 15, 2005

Name of the Company	Jupiter Telecommunications Co., Ltd.
Representative	Tomoyuki Moriizumi, President & CEO
Inquiries to:	Akihiko Haruyama, Managing Director & CFO
Telephone:	03-6765-8100 (main number)

Results of the Third-Party Allotment

Please be informed that in relation to the third-party allotment of 114,608 ordinary shares resolved at the board of director meetings held on February 18, 2005 and on March 3, 2005, the Company received notice from the recipient, Nikko Cordial Securities, Inc., that it wishes to have 114,608 ordinary shares of the Company allotted to it and, accordingly, 114,608 ordinary shares will be issued.

In connection with the issuance and sale of the new shares resolved at the board of director meetings held on February 18, 2005 and on March 3, 2005, the Company had sold 114,608 ordinary shares of the Company (hereinafter referred to as the "Over-Allotment Offering") through Nikko Cordial Securities, Inc., which had borrowed ordinary shares from the shareholders of the Company.

This Third-Party Allotment will be made with Nikko Cordial Securities, Inc. as the recipient in connection with the Over-Allotment Offering.

【For your reference】

1. Details of the New Shares to be Issued:

(1)	Kind and number of shares to be issued:	114,608 ordinary shares
(2)	Issue price:	59,500 yen per share
(3)	Total amount issued	6,819,176,000 yen
(4)	Amount of issue price excluded from capital	29,750 yen per share
(5)	Date of application:	Wednesday, April 20, 2005
(6)	Date of payment:	Wednesday, April 20, 2005
(7)	Record date:	Saturday, January 1, 2005
(8)	Recipient:	Nikko Cordial Securities, Inc.

Notice: The allotment price (the same price as the subscription price of the shares issued and sold when the Company was listed on the JASDAQ Securities Exchange) is 76,000 yen and the total payment amount is 8,710,208,000 yen.

2. Change in Total Number of Issued Shares Following the Third-party Allotment:

Total Number of Shares Issued at present	6,237,640.74
Increase Due to New Issuance	114,608
Total Number of Shares Issued following the Third-party Allotment	6,352,248.74


MAY 1 1 2005
WASH. D.C.
202
SECTION

J:COM

April 13, 2005
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-471-4511 or 303-627-4545

JUPITER TELECOMMUNICATIONS ANNOUNCES FIRST QUARTER 2005 FIGURES

J:COM's Subscribing Households Across Japan Have Increased by 6.9 Percent

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for the first quarter of 2005. J:COM owns and/or operates 19 local cable franchises throughout Japan (serving customers in 32 systems), as of the end of March 2005, utilizing broadband network technology to bring cable television, high-speed Internet, and phone services to customers in those service areas. . J:COM's subscribing households, the number of households subscribing to at least one J:COM service through J:COM's broadband system network, increased by 123,800 year-over-year to 1,922,900 as of March 31, 2005, an increase of 6.9 percent since March 31, 2004.

The total number of households subscribing to J:COM TV increased to 1,628,800 households (of which 312,200 households subscribed to digital services), an increase of 72,700 households (4.7%) compared to the same period last year. J:COM Net subscribers increased to 777,200 households, an increase of 110,200 households (16.5%), and J:COM Phone subscribers increased to 811,900 households, an increase of 202,100 households (33.1%) during the same period.

Numbers are in thousands (000s), rounded to the nearest hundred:

	Number of Households Subscribing to			**Number of Households Subscribing to at Least 1 J:COM Service***
	J:COM TV	J:COM Net	J:COM Phone	
As of March 31, 2005	1,628.8	777.2	811.9	1,922.9
As of March 31, 2004	1,556.1	667.0	609.8	1,799.1
Number of Increase	72.7	110.2	202.1	123.8
Percent Increase	4.7%	16.5%	33.1%	6.9%

Between January 1, 2005 and March 31, 2005, the number of households subscribing to J:COM TV increased by 6,400. The number of households subscribing to J:COM Net increased by 15,800 during the quarter, and the number of households subscribing to J:COM Phone increased by 38,900 during the same period of time.

Demonstrating the continued effectiveness of J:COM's packaged-services approach, the average number of services subscribed to by each J:COM subscribing household increased to 1.67 as of March 31, 2005, up from 1.57 as of March 31, 2004.

Based in Tokyo, J:COM provides broadband services through 19 managed franchises (As of March 31 2005), including cable television services (J:COM TV), high-speed cable Internet access services (J:COM Net) and telephony services (J:COM Phone) where available. These services are provided through J:COM's broadband fiber and cable network, which carries information, entertainment, content and services directly to homes in J:COM service areas.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,922,900 subscribing households (as of March 31, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises (as of March 31 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.1 million (as of March 31, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, LLC., Microsoft Corporation, and Sumitomo Corporation.. (as of December 31, 2004). J:COM is a public company, trading on the JASDAQ stock exchange under the symbol JCOM. For more information, visit J:COM's website at http://www.jcom.co.jp/corporate/english.html

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM


MAY 11 2005

FOR IMMEDIATE RELEASE
J-COM Sapporo Co., Ltd.
April 20, 2005
For more information contact:
October Strategies, Inc., 303-471-4511 or 303-627-4545

J:COM SAPPORO LAUNCHES J:COM PHONE FIXED-LINE SERVICES

J:COM's High Quality, Low Fixed-Price Phone Services Available As Planned

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J:COM), the largest broadband and cable service provider in Japan based on the number of customers served, today announced the launch of J:COM Phone, J:COM's competitively priced phone services, to its service area in Sapporo, served by J:COM Sapporo Co., Ltd. (J:COM Sapporo / Head Office: Toyohira-ku, Sapporo; President: Katsumi Fukuda), beginning on April 20, 2005. J:COM Phone provides a variety of phone services similar to those offered by NTT East and NTT West (including the ability to place emergency calls such as 110, 118 and 119) through the network of J:COM's franchises located throughout Japan. The addition of J:COM Phone will offer Sapporo customers all three J:COM service lines and associated package savings for those customers who subscribe to more than one J:COM service. J:COM currently offers multichannel cable television services (J:COM TV) and high-speed Internet access services (J:COM Net) in the area.

By using Internet Protocol (IP), also called Voice Over Internet Protocol (VOIP), technologies, J:COM Sapporo will offer telephony services having the same functions as J:COM Phone services offered via traditional switched technology in other service areas. J-COM Phone allows customers to keep their current "0AB-J" phone number, which allows for number portability so customers do not need to change their current NTT number to subscribe to J:COM Phone.

Outline of J:COM Sapporo phone service:

- Monthly basic rate for tone dial line of 1,330 yen (1,397 yen including tax) or 665 yen (698 yen including tax) for a second line.
- Call rates (daytime on weekdays):
  Local call: 7.9 yen for 3 minutes (8.3 yen including tax) for calls made to fixed-line phone users who are not J:COM Phone subscribers.

Local call between J:COM Phone subscribers: 5.0 yen for 3 minutes (5.3 yen including tax)

- A special call plan called Toku toku talk, a discount plan available for 250 yen per month (263 yen including tax), which includes 3 elements:
    1. Hokkaido flat rate plan: a flat rate of 7.9 yen for 3 minutes, applicable to calls made to parties residing in Hokkaido (8.3 yen for 3 minutes, including tax)
    2. National flat rate plan: a flat rate of 14.8 yen for 3 minutes, applicable to calls made to parties residing outside of Hokkaido (15.5 yen for 3 minutes, including tax).
    3. Calls between J:COM Phone subscribers are free of charge for up to 10,000 yen worth per month.
- Various optional services are available at minimal additional cost, including Call Waiting, Caller ID, Call Forwarding, Call Blocking, "Number Get Me" (also known as "Last Call Return," this function lets a customer know the phone number of the last received call when the customer calls "136.") , Three-Way Calling, Relay Phone Select, Dual Number Line, and Number Announcement Request. Individually selected services are expected to be available at a rate of 200 yen per month (210 yen per month including tax), or 400 yen per month for a package of all optional services (420 yen per month including tax), beginning this fall.

Subscribers to J:COM Sapporo's phone service will be able to call other J:COM Phone subscribers, approximately 810,000 households across Japan (as of March 31, 2005), at a special intra-group discount connection rate. Calls can also be made to non-J:COM Phone subscribers through J:COM's coaxial and fiber networks and NTT public networks

Based in Tokyo, J:COM provides broadband services through 17 managed franchises (As of April 1, 2005), including cable television services (J:COM TV), high-speed cable Internet access services (J:COM Net) and telephony services (J:COM Phone) where available. These services are provided through J:COM's broadband fiber and cable network, which carries information, entertainment, content and services directly to homes in J:COM service areas.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,922,900 subscribing households (as of March 31, 2005) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 17 managed franchises (as of April 1 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Hokkaido, Kanto, Kansai and Kyushu is approximately 7.1 million (as of March 31, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media, LLC., Microsoft Corporation, and Sumitomo Corporation.. (as of December 31, 2004). J:COM is a public company, trading on the JASDAQ stock exchange under the symbol JCOM. For more information, visit J:COM's website at http://www.jcom.co.jp/corporate/english.html

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Certain statements in this news release may constitute “forward-looking statements,” which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.